SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

SPOTLIGHT INNOVATION, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

849207105

(CUSIP Number)

Cristopher Grunewald

6750 Westown Parkway, Suite 200-226

West Des Moines, IA 50266

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 6, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 849207105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cristopher Grunewald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,903,627 shares of Common Stock
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 6,903,627 shares of Common Stock
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,903,627 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.30% (based on 25,285,514 shares issued and outstanding as of December 7, 2016)
14	TYPE OF REPORTING PERSON (See Instructions) IN

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Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person owns 6,903,627 shares of common stock of the Issuer (constituting 27.30% of the Issuer’s issued and outstanding common stock).

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over 6,903,627 shares of common stock of the Issuer.

(c)

On December 6, 2016, the Reporting Person made a gift/charitable donation of 300,000 shares of common stock of the Issuer to a charity pursuant to an assignment agreement dated December 6, 2016. This transaction was not a market transaction, thus no value was received for the gifted shares.

(d)

To the best knowledge of the Reporting Person, no other person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 6,903,627 shares of common stock reported in Item 5(a).

(e)	Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cristopher Grunewald

Dated: December 12, 2016	By:	/s/ Cristopher Grunewald
Cristopher Grunewald

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